[Sutherland Asbill & Brennan LLP Letterhead]

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steve.boehm@sutherland.com

January 9, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:        CM Finance Inc

Dear Sir/Madam:

On behalf of CM Finance Inc (the “Company”), we are hereby electronically transmitting for filing under the Securities Act of 1933 (the “Securities Act”) the Company’s registration statement on Form N-2 (the “Registration Statement”) and a filing fee in the amount of $65,937.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,

/s/ Steven B. Boehm

cc:        Michael C. Mauer